UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Shutterfly, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

82568P304

(CUSIP Number)

Ahmet H. Okumus

OKUMUS FUND MANAGEMENT LTD.

767 Third Avenue, 35th Floor

New York, NY 10017

(212) 201-2640

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON

Okumus Fund Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		841,670
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

841,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

841,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON

Okumus Opportunistic Value Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		841,670
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

841,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

841,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON

Ahmet H. Okumus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Turkey
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		841,670
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

841,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

841,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 82568P304

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Opportunistic Value Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 841,670 Shares beneficially owned by Opportunistic Value Fund is approximately $40,444,684, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons are pleased with the outcome of the strategic review process and believe the proposed transaction maximizes value for the Issuer’s stockholders. With the Issuer’s share price appreciating meaningfully from the Reporting Persons’ cost basis, the Reporting Persons have reduced their position in the Issuer for portfolio management reasons.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,299,839 Shares outstanding as of June 7, 2019, which is the total number of Shares outstanding as reported in Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2019.

A.	Opportunistic Value Fund
(a)	As of the close of business on July 2, 2019, Opportunistic Value Fund beneficially owned 841,670 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 841,670
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 841,670

(c)	The transactions in the Shares by Opportunistic Value Fund during the past sixty days are set forth on Schedule A and incorporated herein by reference.
5

CUSIP NO. 82568P304

B.	Okumus Fund Management
(a)	Okumus Fund Management, as the investment manager of Opportunistic Value Fund, may be deemed the beneficial owner of the 841,670 Shares owned by Opportunistic Value Fund.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 841,670
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 841,670

(c)	Okumus Fund Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Opportunistic Value Fund during the past sixty days are set forth on Schedule A and incorporated herein by reference.
C.	Mr. Okumus
(a)	Mr. Okumus, as the President of Okumus Fund Management and a director of Opportunistic Value Fund, may be deemed the beneficial owner of the 841,670 Shares owned by Opportunistic Value Fund.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 841,670
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 841,670

(c)	Mr. Okumus has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Opportunistic Value Fund during the past sixty days are set forth on Schedule A and incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(e)	As of June 28, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

6

CUSIP NO. 82568P304

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2019

Okumus Opportunistic Value Fund, Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	Director

Okumus Fund Management Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	President

/s/ Ahmet H. Okumus
Ahmet H. Okumus

7

CUSIP NO. 82568P304

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Amount of Shares Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

OKUMUS OPPORTUNISTIC VALUE FUND, LTD.

Sale of Common Stock	(53,574)	50.5314	06/27/2019
Sale of Common Stock	(75,500)	50.6559	06/28/2019
Sale of Common Stock	(557,064)	50.6035	06/28/2019
Sale of Common Stock	(127,268)	50.6320	06/28/2019
Sale of Common Stock	(23,800)	50.5546	07/01/2019
Sale of Common Stock	(19,677)	50.5731	07/01/2019
Sale of Common Stock	(89,526)	50.5535	07/01/2019